Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

The following is an excerpt from a Town Hall meeting with Time Warner Cable Inc. employees on Monday, April 28, 2014, and made available on Time Warner Cable Inc. websites on May 9, 2014:

THE MODERATOR:  And Rob, I'm going to hand it over to you talk about today's breaking news.

MR. MARCUS:  I noted in the tape message that I said that when we did our last town hall meeting, we were living in difficult times.  And I guess it's the case that when we went to sleep last night, we were also living in different times.  By now I'm sure that most, if not all of you, have seen the news reports or at least my message regarding Comcast announced the divestiture of cable systems, largely to Charter Communications.

And you'll recall that when we first announced our merger, Comcast, in the interest of facilitating our obtaining various regulatory approvals, offered up that it would reduce its overall cable footprint down to below 30 percent of total U.S. video customers, which involved the divestiture of somewhere on the order of three million video customers.  And this morning, they announced a series of transactions with Charter that actually fulfills the pledge that they made.  I'm not going to go into all the details of those transactions.  They're probably best absorbed by reading the press release or reading the news reports that are circulating because they're awfully complicated.

But I will say that, for the most part, they can be boiled down to the following: Comcast will reduce its overall subscriber account by 3.9 million subscribers.  Some of those will go to Charter; some of those will go to a newly formed and independent public company in which Charter and Comcast shareholders will hold interests.  And for our part, I think the key thing is that our cable systems that currently serve customers Wisconsin, Indiana, Kentucky, Ohio, and Alabama, as well as some systems that are currently operating in connection with those systems, will be either sold or swapped to Charter, and the Time Warner Cable employees that currently work to operate those systems will also become Charter employees.

I fully realize that this adds additional complexity to an already very complex situation.  I hope that at a minimum it brings certainty, in that, previously we knew that three million subs would be disposed of or divested of, and now we know which systems those are.  I think overall, it's a very good thing.  It's a good thing, in that, it facilitates the regulatory approval of the Time Warner-Comcast merger. It's a good thing in, it creates two even stronger cable companies in the form of the merge of Time Warner Cable-Comcast and a much larger, better clustered Charter.

It's important to note that all of the transactions that were announced today are conditioned upon and won't occur until after the closing of the Time Warner Cable-Comcast merger, and most importantly, from my perspective, is that the statements we previously made about what the merger will mean for your lives still apply, and that primarily means the vast majority of Time Warner Cable employees will continue to have jobs.  The need for the talented workforce, that is the Time Warner Cable team, will continue after the Time Warner Cable-Comcast merger and the transactions announced today.  So the vast, vast majority of our employees will become either Comcast employees or Charter employees.

All of the protections for employees that we announced in connection with the Time Warner Cable-Comcast merger will apply equally in the context of the Charter transactions, and maybe most significant of all, we will continue to have a fairly long period of time between now and the time that all of these transactions are consummated.  And during that period of time, I'm really counting on all of you to keep your eye on the ball, continue to do the things we've already demonstrated we can do in the first quarter of this year, which is deliver great customer experiences and put up really terrific operating results.

And I've heard it said that Time Warner Cable is now playing for pride, and from my perspective, that's a really good thing to play for, and I'm exceptionally proud of the work that all of you have been doing over the last several months since our announcement, and I'm counting on you to continue that momentum. So with that, I'll turn it back over to Anthony, and we'll undoubtedly answer specific questions you might have about today's announcements, but I at least wanted to give you some basic context.

THE MODERATOR:  Thanks, Rob.  You noted the complexity of this deal. Does today's announcement do anything to the timing, the expected timing?

MR. MARCUS:  I think in reality, today's announcements actually facilitate the closing of our transaction.  Previously, Comcast had anticipated some of the concerns that might be raised, simply by it being a very large cable operator.  Divesting of these subscribers actually moves the process along, and we're now in a position to make supplementary filings with all of the regulatory bodies, DOJ, FCC, state PUC's, and locate franchising authorities, and I think we're really in a very good position to continue to get this deal closed in the timeframe we previously outlined, which is around the end of the year.

FORWARD LOOKING STATEMENTS AND DISCLAIMERS

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and Time Warner Cable intends that all such statements be covered by the safe harbor provisions of the federal securities laws.  Statements herein regarding future financial and operating results and any other statements about future expectations, including any statements related to the proposed acquisition of Time Warner Cable by Comcast Corporation (“Comcast”), constitute “forward-looking statements.” These forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. These statements are based on management’s current expectations or beliefs and may involve estimates and assumptions that are subject to risks, uncertainties, changes in circumstances and other factors.  Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of Time Warner Cable, including the proposed acquisition by Comcast.  Additional information concerning these and other factors can be found in Time Warner Cable’s and Comcast’s respective filings with the Securities and Exchange Commission (the “SEC”), including Time Warner Cable’s and Comcast’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Time Warner Cable and Comcast assume no obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ADDITIONAL INFORMATION
In connection with the proposed transaction between Comcast and Time Warner Cable, on March 20, 2014, Comcast filed with the SEC, a registration statement on Form S-4 that includes a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Time Warner Cable/Comcast transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.